UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                      GENERAL EMPLOYMENT ENTERPRISES, INC.
        ----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock


        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                    369730106

        ----------------------------------------------------------------
                                 (CUSIP Number)

                              Bruce R. Deming, Esq.
                               Covington & Burling
                          One Front Street, 35th Floor
                             San Francisco, CA 94111
                            Telephone: (415) 591-7051
                            Facsimile: (415) 955-6551

        ----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 23, 2005

        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ X ]


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         369730106
--------------------------------------------------------------------------------

                1. Names of Reporting Persons.

                   I.R.S. Identification Nos. of above persons (entities only).

                   Daniel Zeff
--------------------------------------------------------------------------------

                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)

                   (a) [X]
                   (b) [ ]
--------------------------------------------------------------------------------

                3. SEC Use Only

--------------------------------------------------------------------------------

                4. Source of Funds (See Instructions) N/A

--------------------------------------------------------------------------------

                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [ ].
--------------------------------------------------------------------------------

                6. Citizenship or Place of Organization    United States

--------------------------------------------------------------------------------

Number of                          7. Sole Voting Power          511,680
Shares                           -----------------------------------------------
Beneficially                       8. Shared Voting Power           None
Owned by                         -----------------------------------------------
Each                               9. Sole Dispositive Power     511,680
Reporting                        -----------------------------------------------
Person With                       10. Shared Dispositive Power      None
--------------------------------------------------------------------------------

               11. Aggregate Amount Beneficially Owned by Each Reporting Person
                   511,680
--------------------------------------------------------------------------------

               12. Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------

               13. Percent of Class Represented by Amount in Row (11)  9.94%
--------------------------------------------------------------------------------

               14. Type of Reporting Person (See Instructions)
                   IN
--------------------------------------------------------------------------------

CUSIP No.         369730106
--------------------------------------------------------------------------------

                1. Names of Reporting Persons.

                   I.R.S. Identification Nos. of above persons (entities only).

                   Spectrum Galaxy Fund Ltd.
--------------------------------------------------------------------------------

                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)

                   (a) [X]
                   (b) [ ]
--------------------------------------------------------------------------------

                3. SEC Use Only

--------------------------------------------------------------------------------

                4. Source of Funds (See Instructions) WC

--------------------------------------------------------------------------------

                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [ ].
--------------------------------------------------------------------------------

                6. Citizenship or Place of Organization   British Virgin Islands

--------------------------------------------------------------------------------

Number of                          7. Sole Voting Power          303,246
Shares                           -----------------------------------------------
Beneficially                       8. Shared Voting Power           None
Owned by                         -----------------------------------------------
Each                               9. Sole Dispositive Power     303,246
Reporting                        -----------------------------------------------
Person With                       10. Shared Dispositive Power      None
--------------------------------------------------------------------------------

               11. Aggregate Amount Beneficially Owned by Each Reporting Person
                   303,246
--------------------------------------------------------------------------------

               12. Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------

               13. Percent of Class Represented by Amount in Row (11)  5.89%
--------------------------------------------------------------------------------

               14. Type of Reporting Person (See Instructions)
                   CO
--------------------------------------------------------------------------------

CUSIP No.         369730106
--------------------------------------------------------------------------------

                1. Names of Reporting Persons.

                   I.R.S. Identification Nos. of above persons (entities only).

                   Zeff Capital Partners, I, L.P.
--------------------------------------------------------------------------------

                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)

                   (a) [X]
                   (b) [ ]
--------------------------------------------------------------------------------

                3. SEC Use Only

--------------------------------------------------------------------------------

                4. Source of Funds (See Instructions) WC

--------------------------------------------------------------------------------

                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [ ].
--------------------------------------------------------------------------------

                6. Citizenship or Place of Organization    Delaware

--------------------------------------------------------------------------------

Number of                          7. Sole Voting Power          208,434
Shares                           -----------------------------------------------
Beneficially                       8. Shared Voting Power           None
Owned by                         -----------------------------------------------
Each                               9. Sole Dispositive Power     208,434
Reporting                        -----------------------------------------------
Person With                       10. Shared Dispositive Power      None
--------------------------------------------------------------------------------

               11. Aggregate Amount Beneficially Owned by Each Reporting Person
                   208,434
--------------------------------------------------------------------------------

               12. Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------

               13. Percent of Class Represented by Amount in Row (11)  4.05%
--------------------------------------------------------------------------------

               14. Type of Reporting Person (See Instructions)
                   PN
--------------------------------------------------------------------------------

CUSIP No.         369730106
--------------------------------------------------------------------------------

                1. Names of Reporting Persons.

                   I.R.S. Identification Nos. of above persons (entities only).

                   Zeff Holding Company, LLC
--------------------------------------------------------------------------------

                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)

                   (a) [X]
                   (b) [ ]
--------------------------------------------------------------------------------

                3. SEC Use Only

--------------------------------------------------------------------------------

                4. Source of Funds (See Instructions) N/A

--------------------------------------------------------------------------------

                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [ ].
--------------------------------------------------------------------------------

                6. Citizenship or Place of Organization    Delaware

--------------------------------------------------------------------------------

Number of                          7. Sole Voting Power          208,434
Shares                           -----------------------------------------------
Beneficially                       8. Shared Voting Power           None
Owned by                         -----------------------------------------------
Each                               9. Sole Dispositive Power     208,434
Reporting                        -----------------------------------------------
Person With                       10. Shared Dispositive Power      None
--------------------------------------------------------------------------------

               11. Aggregate Amount Beneficially Owned by Each Reporting Person
                   208,434
--------------------------------------------------------------------------------

               12. Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------

               13. Percent of Class Represented by Amount in Row (11)  4.05%
--------------------------------------------------------------------------------

               14. Type of Reporting Person (See Instructions)
                   OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

Item 1.        Security and Issuer

         This statement on Schedule 13D relates to the common stock (the "Common Stock") of General Employment Enterprises, Inc. (the "Company"), an Illinois corporation. The address of the Company's principal executive offices is One Tower Lane, Suite 2100, Oakbrook Terrace, IL 60181.


Item 2.        Identity and Background

         (a) This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") by Zeff Holding Company, LLC, a Delaware limited liability company ("Holding"), Zeff Capital Partners, I, L.P. , a Delaware limited partnership ("Capital"), Spectrum Galaxy Fund Ltd., a company incorporated in the British Virgin Islands ("Spectrum") and Daniel Zeff, and individual ("Zeff") (Holding, Capital, Spectrum and Zeff are hereinafter collectively referred to as the Reporting Persons). Mr. Zeff provides discretionary investment management services to Zeff Capital Offshore Fund, a class of shares of Spectrum. Mr. Zeff is the sole manager and member of Holding, which in turn serves as the general partner for Capital. Accordingly, the Reporting Persons are making a group filing because, due to the relationship between them, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act.

         (b) The address of the principal business and principal office of each of the Reporting Persons is 50 California Street, Suite 1500, San Francisco, CA 94111.

         (c) The principal business of Mr. Zeff is that of investing in securities in his capacity as investment manager for Zeff Capital Offshore Fund and as sole manager of Holding. The principal business of Spectrum is that of investing in securities. The principal business of Capital is that of an investment partnership. The principal business of Holding is acting as general partner for Capital.

         (d) None of the Reporting Persons has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

         (f) Mr. Zeff is a citizen of the United States.

Item 3.        Source and Amount of Funds or Other Consideration.

As of September 23, 2005, the aggregate amount of funds used to purchase the shares of Common Stock held by Capital was $465,607.12 and the aggregate amount of funds used to purchase the shares of Common Stock held by Spectrum was $712,619.24, which amounts, in both cases, reflect the incurrence of brokerage commissions. The source of funds used to purchase such shares was working capital of Capital and Spectrum, respectively.

         This statement is not being filed in connection with any sale or purchase of Common Stock by the Reporting Persons. The Reporting Persons are making this filing to provide notice of the expression of interest submitted by certain Reporting Persons to the Company regarding a potential acquisition transaction involving the Company, as further described below in Item 4. If the potential acquisition transaction described below in Item 4 is consummated, the aggregate consideration payable in connection the transaction is expected to be paid out of available funds of the Reporting Persons and the sales proceeds from disposing of certain operating assets of the Company to third parties.

Item 4.        Purpose of Transaction.

         The Reporting Persons began acquiring shares of Common Stock in April 20, 2004 because, in their opinion, the Common Stock was undervalued by the market. In September 2005, the Reporting Persons began to evaluate the possibility of making an additional investment in the Company. However, due the Company's shareholder rights plan (commonly known as a "poison pill"), the Reporting Persons believed it was currently inadvisable to acquire a greater percentage ownership stake in the Company, without the approval of the Company. As a result, on September 23, 2005, the Reporting Persons submitted a letter to Herbert Imhoff Jr., the CEO of the Company, seeking modification of the shareholder rights plan of the Company such that the Reporting Persons could acquire up to twenty percent (20%) of the Company without triggering adverse provisions of the poison pill. The Reporting Persons also requested that the Company maximize shareholder value by exploring a sale of the Company either to the Reporting Persons or to another third party buyer.

         The Reporting Persons may acquire additional Common Stock of the Company or dispose of Common Stock of the Company at any time and from time to time in the open market, in privately negotiated transactions or otherwise. Although the foregoing represents the range of activities presently contemplated by the Reporting Persons, the scope of possible activities is subject to change.

         Except as set forth above, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the action described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Issuer.

         (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 5,145,894 shares of Common Stock outstanding as of July 31, 2005, as reported in the Company's Form 10-Q for quarterly period ended June 30, 2005.

As of the close of business on September 23, 2005:

                    (i) Spectrum beneficially owns 303,246 shares of Common Stock constituting approximately 5.89% of the shares of Common Stock outstanding;

                    (ii) Capital beneficially owns 208,434 shares of Common
                         Stock constituting approximately 4.05% of the shares of Common Stock outstanding;

                    (iii) Holding beneficially owns 208,434 shares of Common
                         Stock held by Capital, of which Holding is the general partner, constituting approximately 4.05% of the shares of Common Stock outstanding; and

                    (iv) Mr. Zeff beneficially owns 511,680 shares of General
                         Employment Enterprises, Inc. Common Stock comprised of 303,246 shares of Common Stock held by Spectrum (Mr. Zeff provides discretionary investment management services to Zeff Capital Offshore Fund, a class of shares of Spectrum) and 208,434 shares of Common Stock held by Capital (Mr. Zeff is the sole manger of Capital's general partner), in total constituting approximately 9.94% of the shares of Common Stock outstanding;

         (b) Spectrum has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 303,246 shares of Common Stock reported herein as being beneficially owned by it, which power is exercisable by Mr. Zeff as investment manager. Capital has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 208,434 shares of Common Stock reported herein as being beneficially owned by it, which power is exercisable by Mr. Zeff as the sole manager of Holding, Capital's general partner.

         (c) Set forth below is a description of all reportable transactions in shares of Common Stock that have been effected by the Reporting Person during the past 60 days.


                  None.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         None.

Item 7.        Material to be Filed as Exhibits.

         Exhibit 1: Joint Filing Agreement, dated as of September 28, 2005, by and among the Reporting Persons.

         Exhibit 2: Expression of Interest, dated September 23, 2005, from Capital to the Company.

                                   SIGNATURES

After reasonable inquiry and to the best of their knowledge and behalf, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2005



                                                  /s/ Daniel Zeff
                                                  ----------------------------
                                                  Daniel Zeff

                                                  ZEFF HOLDING COMPANY, LLC

                                                  By:   /s/ Daniel Zeff
                                                  ----------------------------
                                                  Name:     Daniel Zeff
                                                  Title: Manager

                                                  ZEFF CAPITAL PARTNERS I, L.P.
                                                  By: Zeff Holding Company, LLC,
                                                  as general partner

                                                  By:   /s/ Daniel Zeff
                                                  ----------------------------
                                                  Name: Daniel Zeff
                                                  Title: Manager

                                                  SPECTRUM GALAXY FUND LTD.

                                                  By: /s/ Dion R. Friedland
                                                  ----------------------------
                                                  Name: Dion R. Friedland
                                                  Title: Director

                                                                   Exhibit 1


                             Joint Filing Agreement


         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of General Employment Enterprises, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.


         In witness hereof, the undersigned hereby executed this Agreement this 28th day of September, 2005.




                                                  /s/ Daniel Zeff
                                                  ----------------------------
                                                  Daniel Zeff

                                                  ZEFF HOLDING COMPANY, LLC

                                                  By:   /s/ Daniel Zeff
                                                  ----------------------------
                                                  Name:     Daniel Zeff
                                                  Title: Manager

                                                  ZEFF CAPITAL PARTNERS I, L.P.
                                                  By: Zeff Holding Company, LLC,
                                                  as general partner

                                                  By:   /s/ Daniel Zeff
                                                  ----------------------------
                                                  Name: Daniel Zeff
                                                  Title: Manager

                                                  SPECTRUM GALAXY FUND LTD.

                                                  By: /s/ Dion R. Friedland
                                                  ----------------------------
                                                  Name: Dion R. Friedland
                                                  Title: Director

                                                                 Exhibit 2
                             Expression of Interest


                       [Zeff Capital Partners Letterhead]


                                                            September 23, 2005

Mr. Herbert Imhoff Jr. Chairman & CEO
General Employment Enterprises, Inc.
One Tower Lane, Suite 2100
Oakbrook Terrace, IL  60181


Dear Mr. Imhoff:

          As you know, Zeff Capital Partners, LLC ("Zeff Capital") currently owns 511,680 shares of General Employment Enterprises ("JOB") which represents approximately 9.94% of JOB's outstanding stock. We believe that JOB's stock is undervalued and will remain so until JOB engages in a strategic transaction.

          Accordingly, Zeff Capital, on behalf of affiliated investment funds, requests that the Board of Directors of JOB either increase its poison-pill threshold to 20% to allow Zeff Capital to purchase more shares, or explore a sale of the company to Zeff Capital or another larger institution. We are committed to helping shareholders realize the increased value that would result from such a transaction and hope to work with JOB's board for the benefit of all shareholders. I also want to let you know that we are subject to applicable securities disclosure requirements.

          We look forward to hearing from you.




                                                    Very truly yours,




                                                       Daniel Zeff
                                                       Managing Member